UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__ )*

Credit Acceptance Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

225310 10 1
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      Rule 13d-1(b)

     ☑ Rule 13d-1(c)

      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	225310 10 1

1.		NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Donald A. Foss 2009 Remainder Trust.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) 
(b) 

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

	5.	SOLE VOTING POWER

NUMBER OF		1,035,323

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,035,323

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,035,323

10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.2%*

12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

* The percentage is calculated based upon total outstanding shares of 24,551,189 as of October 19, 2012 as set forth in Issuer’s Form 10-Q filed on November 1, 2012.

CUSIP No.	225310 10 1

1.		NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Donald A. Foss 2010 Remainder Trust.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) 
(b) 

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		728,821

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		728,821

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

728,821

10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.0%*

12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

* The percentage is calculated based upon total outstanding shares of 24,551,189 as of October 19, 2012 as set forth in Issuer’s Form 10-Q filed on November 1, 2012.

CUSIP No.	225310 10 1

1.		NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Jill Foss Watson

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) 
(b) 

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		1,271,667

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		728,821

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,271,667

WITH	8.	SHARED DISPOSITIVE POWER

		728,821

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,488**

10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%*

12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* The percentage is calculated based upon total outstanding shares of 24,551,189 as of October 19, 2012 as set forth in Issuer’s Form 10-Q filed on November 1, 2012.

** Mrs. Foss Watson  is the trustee of the Donald A. Foss 2009 Remainder Trust and the Donald A. Foss 2010 Remainder Trust. Mrs. Foss Watson disclaims beneficial ownership of these shares owned by such trusts.

ITEM 1. (a) NAME OF ISSUER.
Credit Acceptance Corporation

ITEM 1. (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.
25505 West Twelve Mile Road, Southfield, Michigan 48034-8339

ITEM 2. (a) NAME OF PERSON FILING.
The Donald A. Foss 2009 Remainder Trust
The Donald A. Foss 2010 Remainder Trust
Jill Foss Watson
(each, a “Reporting Person” and collectively, the “Reporting Persons”). See Exhibit A.

ITEM 2. (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.
25505 West Twelve Mile Road, Southfield, Michigan 48034-8339

ITEM 2. (c) CITIZENSHIP.
The Donald A. Foss 2009 Remainder Trust: Michigan
The Donald A. Foss 2010 Remainder Trust: Michigan
Jill Foss Watson: United States

ITEM 2. (d) TITLE OF CLASS OF SECURITIES. Common Stock

ITEM 2. (e) CUSIP NUMBER. 225310 10 1

ITEM 3. Not applicable

ITEM 4. OWNERSHIP.

Reporting Person	Amount beneficially owned:	Percent of class:		Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
The Donald A. Foss 2009 Remainder Trust	1,035,323	4.2%	*	1,035,323	0	1,035,323	0
The Donald A. Foss 2010 Remainder Trust	728,821	3.0%	*	0	728,821	0	728,821
Jill Foss Watson	2,000,488	8.1%	*	1,271,667	728,821	1,271,667	728,821

*	The percentage is calculated based upon total outstanding shares of 24,551,189 as of October 19, 2012 as set forth in Issuer’s Form 10-Q filed on November 1, 2012.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable

ITEM 7.IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
Not applicable

ITEM 8.IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable

ITEM 9.NOTICE OF DISSOLUTION OF GROUP.
Not applicable

ITEM 10.CERTIFICATION.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013

THE DONALD A. FOSS 2009 REMAINDER TRUST
By: /s/ Jill Foss Watson
Name/ Title: Jill Foss Watson, Trustee

THE DONALD A. FOSS 2010 REMAINDER TRUST
By:	/s/ Jill Foss Watson
Name/ Title: Jill Foss Watson, Trustee

/s/ Jill Foss Watson
Name:	Jill Foss Watson

EXHIBIT A

Joint Filing Agreement

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them a statement on Schedule 13G (including amendments thereto, if any) with respect to the shares of common stock of Credit Acceptance Corporation, a Michigan corporation, and that this Agreement may be included as an Exhibit to such joint filing. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 14th day of February, 2013.

THE DONALD A. FOSS 2009 REMAINDER TRUST
By: /s/ Jill Foss Watson
Name/ Title: Jill Foss Watson, Trustee

THE DONALD A. FOSS 2010 REMAINDER TRUST
By:	/s/ Jill Foss Watson
Name/ Title: Jill Foss Watson, Trustee

/s/ Jill Foss Watson
Name:	Jill Foss Watson